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                                                     UNITED STATES                                           OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:  3235-0058
                                                                                                    Expires:     June 30, 1994
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                   SEC FILE NUMBER

(Check One):  | | Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER

     For Period Ended: November 30, 1997                                                            -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended _____________________________

____________________________________________________________________________________________________________________________________
                          Read the attached instruction sheet before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

                                                  PART I -- REGISTRANT INFORMATION
PRIME CELLULAR INC.
____________________________________________________________________________________________________________________________________
Full Name of Registrant

____________________________________________________________________________________________________________________________________
Former Name if Applicable

100 First Stamford Place
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Stamford, CT 06902
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  | |     (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

  |X|     (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

  | |     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 10-Q,  N-SAR, or the transition  report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Form 10-Q could not be filed within the prescribed  time period due to unforeseen  difficulties  arising in connection with its preparation.



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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Robert A. Reinhart                            516                              364-2900
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months (or for such shorter  period that  the  registrant was required to file such reports been filed? If answer is no,
    identify report(s).                                                                                       |X| Yes  |_| No

    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended  November 30, 1997,  the  Registrant  discontinued  the  operations of its  wholly-owned  subsidiary,  Bern
Communications,  Inc., a Delaware  corporation.  As a result of the discontinued  operations  realized by the merger, the Registrant anticipates  significant  changes to its second  quarter ended  November 30, 1997 financial  statements  and  accompanying  notes as compared to its second quarter ended November 30, 1996.

====================================================================================================================================

                                                         PRIME CELLULAR INC.
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:                                                                      By: /s/ Robert A. Reinhart
     --------------------------------------------                              -----------------------------------------------------
                                                                               Robert A. Reinhart, CFO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer),  evidenced of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 917 CFR 240,  12b-25) of the General Rules and Regulations  under the Securities  Exchange
     Act of 1934.

2.   One signed  original  and four  conformed  copies of this form and  amendments  thereto  must be  completed  and filed with the
     Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations of the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.   Amendments to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

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